SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 24 July 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                              24 July 2018

New Openreach wholesale pricing structure for fibre broadband

Openreach has today announced a new, supplementary wholesale discount structure for fibre broadband in return for volume commitments.

Openreach is offering long-term discounts which go beyond Ofcom's pricing controls on its superfast broadband products. The new wholesale prices will be available to all of Openreach's Communication Provider (CP) customers from 21 August, giving greater certainty on prices for a period of three or five years. The discounts are available to any business - including small CPs - that grows its Fibre-to-the-Cabinet (FTTC) and Fibre-to-the-Premises1 (FTTP) customer base on Openreach's superfast or ultrafast network by an agreed proportion over a three or five year period. Details of the pricing tiers can be found here.

BT anticipated market pressure on the wholesale prices of non directly charge controlled products at the time of the Wholesale Local Access market review draft statement in February. An estimated range for this effect was included within its Group outlook for 2018/19. BT expects that the new pricing structure for fibre broadband is likely to have an adverse impact in the order of high tens of millions of pounds on Openreach's revenue and EBITDA in 2018/19. The final net impact at Group level will depend on retail market dynamics. There is no change to Group financial outlook for 2018/19.

BT believes that the new pricing structure will allow CPs to encourage more of their customers onto better services and ultimately to move the vast majority of Britain's homes and businesses onto superfast and ultrafast platforms.

Ends

Notes to editors:

1  This includes the existing FTTP network and future build outside of Openreach's Fibre First programme

For further information:

Enquiries about this news release should be made to the BT Group Investor Relations team on 020 7356 4909. From outside the UK dial + 44 20 7356 4909. All news releases can be accessed on our website. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 24 July 2018